Sichenzia Ross Friedman Ference LLP
                                Attorneys at Law
________________________________________________________________________________


September 14, 2005

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Michele Gohlke, Doug Jones

            Re:  In Veritas Medical Diagnostics, Inc.
                 Form 10-KSB/A No. 2 for the Year Ended July 31, 2004 filed August 15, 2005
                 File Number 000-49972

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of September 8, 2005 relating to the Form 10-KSB/A No. 2 for the Year Ended July 31, 2004 of In Veritas, Inc. ("In Veritas" or the "Company"). On behalf of the Company, we respond as follows:

   Form 10-KSB/A No. 2 for the Year Ended July 31, 2004 filed August 15, 2005
   --------------------------------------------------------------------------

Explanatory Note, page 2
------------------------

1. Please revise this note to specifically state the nature of the errors in the previously issued financial statements so the reader has an understanding of the reasons for this amendment. Also, delete the reference to "SEC comment letter" or regulatory review here and elsewhere in your filing.

     Response:
     ---------

     The Explanatory Note has been revised to specifically state the changes made to the previously issued financial statements. In addition, the reference to "SEC comment letter" or regulatory review has been deleted. The revised Explanatory Note is included in the Form 10-KSB/A No. 3 for the year ended July 31, 2004 filed concurrently with this letter.

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

2. The auditors' report does not contain the name of your independent public accountants and does not appear to be signed, as denoted by an appropriate "signature symbol." Please include in your filing a signed audit report that covers the years ended July 31, 2004 and 2003 and for the period form March 26, 1997 (inception) through July 31, 2004.

     Response:
     ---------

     The Company has included in the Form 10-KSB/A No. 3 for the year ended July 31, 2004 filed concurrently with this letter a signed audit report which contains the name of the Company's independent public accountants that covers the years ended July 31, 2004 and 2003 and for the period form March 26, 1997 (inception) through July 31, 2004.


3.   The paragraph in the  auditors'  report that refers to the  restatement  in
     Note 9 does not appear to be updated to include the changes made in this filing. Please update this paragraph to also refer to the restatement made on July 28, 2005.

     Response:
     ---------

     The paragraph in the auditors' report has been revised to include reference to the changes made in the restatement on July 28, 2005.

Financial Statements
--------------------

Statement of Changes in Shareholders' Deficit, page F-6
-------------------------------------------------------

4. We reissue comment 5 of our letter dated June 30, 2005. Please tell us why the statement of shareholders' deficit does not restate the previous issuances of HEMP for the equivalent number of shares that were exchanged in the acquisition instead of reflecting the 38,397,164 shares of common stock as issued in 2004 for services.

     Response:
     ---------

     Page F-6 of the financial statements has been revised to reflect the 38,397,164 shares as having been issued in the HEMP merger, instead of having been issued for services.

Note 2: Related Party Transactions, page F-11
---------------------------------------------

5.   Refer to comment 7 in our  letter  dated  June 30,  2005.  We note that you adjusted your financial statements to remove the gain from debt extinguishment from the 2004 income statement and restated prior years' equity accounts for capital contributions. It is unclear to us how you have arrived at the adjustments made to restate prior and current years' additional paid-in capital account. Please tell us in detail the nature of the debit of $1,800,00 made to additional paid-in capital in 2004 along with the other adjustments made. Revise to clearly describe the transactions in the financial statements for 2003 and 2004 in note 2, and the restated amounts in note 9. We may have further comment based on your response.

     Response:
     ---------

     Page F-6 of the financial statements has been revised to reclassify the Westek loans as contributed capital in 2004, instead of from inception. As a result, the $1.8 million debit to additional paid-in capital has been replaced with a capital contribution for the gain from Westek's debt forgiveness. In addition, the notes to the financial statements have been revised to clearly describe the transactions.

Note 9: Correction of an Error in Previously Issued Financial Statements,
        page F-14
--------------------------------------------------------------------------------

6. It is unclear to us how you have concluded that the errors in your financial statements are the result of clerical errors. Based on the disclosure in note 9 it appears that the errors were the result of misapplications of GAAP. Please revise or advise us.

         Response:

     The disclosure in Note 9 to the financial statements has been revised such that the errors are the result of a misapplication of GAAP, instead of clerical errors.

Item 8a. Controls and Procedures, page F-17
-------------------------------------------

7. In light of the restatements made to the financial statements, please disclose in reasonable detail the basis for the officers' conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

     Response:
     ---------

     As stated in the above-referenced filing, the Company's officers concluded that the Company's disclosure controls and procedures were effective at the end of the period covered by the filing.

     As stated in the Company's Form 8-K filed with the Securities and Exchange Commission on August 15, 2005, the Company's Chief Executive Officer, Chief Financial Officer, and independent registered public accounting firm determined, on July 21, 2005, that the Company should take action to prevent future reliance on previously issued financial statements for its Annual Report on Form 10-KSB for the period ended July 31, 2004 pursuant to Item 4.02 of Form 8-K. The Company and its independent registered public accounting firm made this determination in response to an SEC Comment letter dated June 30, 2005 and pursuant to telephonic communication between the Company, its advisors and the SEC. As a result, the Company restated its consolidated financial statements for the year ended July 31, 2004.

     The purpose of the restatement was to correct the accounting treatment of certain advances that were made by Westek Limited, a principal shareholder of the Company. The restatement reclassifies the advances, which were originally recorded as a liability, as capital contributions.

     While the Company did, in fact, amend its annual report on Form 10-KSB for the year ended July 31, 2004 in order to correct the accounting treatment of the advances by Westek, the Company's officers' nevertheless concluded that the above-referenced annual report contained all of the information required to be recorded, processed, summarized and reported in accordance with the Commission's rules. Further, the Company's officers' concluded that the restatements to the Company's 2004 financial statements were due to interpretations of the accounting treatment of such transactions, which the Company and its auditors later determined was incorrect. The Company's officers' do not believe that the restatements were in any way attributable to any deficiency in the Company's disclosure controls and procedures. Accordingly, at the end of the period covered by the Form 10-KSB, the Company's officers' concluded that the company's disclosure controls and procedures were effective.

Representations
---------------

8. In your next response, please acknowledge in writing the three bullets of the third to the last paragraph of our letter dated June 30, 2005.

     Response:
     ---------

     The Company hereby acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.


                                                     Very Truly Yours,

                                                     /s/ Richard A. Friedman
                                                     ---------------------------
                                                     Richard A. Friedman

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